Exhibit 99.1

HEXO CORP.

– and –

2831364 ONTARIO INC.

– and –

2831367 ONTARIO INC.

INVESTOR RIGHTS AGREEMENT

August 30, 2021

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1

1.1	Definitions	1

1.2	Rules of Construction	5

1.3	Accounting Principles	6

ARTICLE 2 BOARD NOMINATION RIGHTS		6

2.1	Designation of Nominees; Size and Composition of the Initial Board	6

2.2	Nomination Procedures	7

2.3	Qualifications	8

2.4	Replacement Appointment	8

2.5	Written Consent or Resolutions	8

2.6	Compensation and Indemnification	8

ARTICLE 3 REGISTRATION RIGHTS		8

3.1	Demand Registration Rights	8

3.2	Piggy-Back Registration Rights	11

3.3	Public Distribution in the United States	12

3.4	Rights and Obligations of the Shareholders	12

3.5	Holdback Agreements	13

3.6	Underwriters’ Cutback	13

3.7	Withdrawal of Registration Rights Holder	14

3.8	Indemnification by the Company	15

3.9	Indemnification by Registration Rights Holder	15

3.10	Defence of the Action by the Indemnifying Parties	16

3.11	Contribution	16

3.12	Survival	17

3.13	Conflict	17

3.14	Acting as Trustee	17

ARTICLE 4 AMENDMENTS		17

4.1	Amendments and Modifications	17

4.2	Changes in Capital of the Company	17

ARTICLE 5 GENERAL		18

5.1	Application of this Agreement	18

5.2	Termination	18

5.3	Assignment	18

5.4	Permitted Transferees	18

5.5	Co-operation	19

5.6	Specific Performance	19

5.7	Indemnity	19

5.8	Further Assurances	19

5.9	Time	19

5.10	Enurement	19

5.11	Public Filing	20

5.12	Notices to Parties	20

5.13	Entire Agreement	21

5.14	Waiver	21

5.15	Consent	21

5.16	Governing Law	21

5.17	Severability	21

5.18	Counsel Acting for More Than One Party	22

5.19	Counterparts	22

SCHEDULE A REGISTRATION RIGHTS PROCEDURES

THIS INVESTOR RIGHTS AGREEMENT is made as of the 30th day of August, 2021.

BETWEEN:

HEXO CORP.

(the “Company”)

-and-

2831364 ONTARIO INC.

(“PeteCo”)

-and-

2831367 ONTARIO INC.

(“WillCo”, and collectively with PeteCo, the “Shareholders”, and each a “Shareholder”)

WHEREAS the Shareholders and the Company, among others, have entered into a share purchase agreement (the “Purchase Agreement”) dated as of May 28, 2021, pursuant to which the Shareholders and the other selling shareholders (the “Other Redecan Selling Shareholders”, and, together with the Shareholders, collectively, the “Redecan Shareholders”) have agreed to sell, and the Company has agreed to purchase, all of the issued and outstanding shares in the capital of 5048963 Ontario Inc. (“Redecan”) in exchange for a combination of cash and Common Shares in the capital of the Company (the “Transaction”);

AND WHEREAS in connection with the closing of the Transaction, the Company has agreed to grant certain rights set out herein to the Shareholders, on the terms and subject to the conditions set out herein;

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

“5% Ownership Threshold” has the meaning set out in Section 3.1 hereto;

“10% Ownership Threshold” has the meaning set out in Section 2.1 hereto;

“15% Ownership Threshold” has the meaning set out in Section 2.1 hereto;

“Affiliate” means, as to any specified Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For this purpose the term “control” (including the terms “controlling”, “controlled by”, and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Applicable Securities Laws” means the securities legislation in each of the provinces and territories of Canada, including all rules, regulations, instruments, policies, notices, policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Regulatory Authorities;

“Bennett Jones” has the meaning set out in Section 5.18 hereto;

“Board” means the board of directors of the Company;

“Bought Deal” means an underwritten public offering made on a “bought deal” basis in one or more Canadian province or territory pursuant to which an underwriter has committed to purchase securities of the Company in a “bought deal” letter prior to the filing of a prospectus under Applicable Securities Laws;

“Business Day” means a day on which banks are open for business in the City of Toronto, Ontario, other than a Saturday, Sunday or statutory holiday;

“Canadian Securities Regulatory Authorities” means, collectively, the securities regulatory authorities in each of the provinces and territories of Canada;

“Commercially Reasonable Efforts” means the efforts that a reasonable and prudent Person who desires to achieve a business result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible in the context of a commercial transaction;

“Company” has the meaning set out in the preamble to this Agreement;

“Common Shares ” means the common shares in the capital of the Company;

“Demand Notice” has the meaning set out in Section 3.1(a) hereto;

“Demand Registration” has the meaning set out in Section 3.1(a) hereto;

“Demanding Shareholder” has the meaning set out in Section 3.1(a) hereto;

“Director” means a director on the Board;

“Director Election Meeting” means any meeting of the shareholders of the Company at which Directors are to be elected to the Board;

“Family Member” means with respect to any individual, each parent (whether by birth or adoption), spouse, child (including any step child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local, and any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing (including any applicable stock exchange);

“Holder Indemnitees” has the meaning set out in Section 3.8 hereto;

“Indemnified Party” has the meaning set out in Section 3.10 hereto;

“Indemnifying Party” has the meaning set out in Section 3.10 hereto;

“Laws” means any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, instruments or awards of any Governmental Authority, and (c) policies, practices, standards, guidelines and protocols, but only to the extent that they have the force of law;

“Nominee” means, with respect to a Director Election Meeting, a nominee proposed for election as Director by the Company and included as a nominee for election as Director in the management information circular of the Company relating to such Director Election Meeting;

“Notice” has the meaning set out in Section 5.12 hereto;

“OBCA” means the Business Corporations Act (Ontario);

“Offered Shares” has the meaning set out in Schedule A hereto;

“Other Redecan Selling Shareholders” has the meaning set out in the preamble to this Agreement;

“Ownership Thresholds” has the meaning set out in Section 2.1 hereto;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Permitted Holder” means any Affiliate, Family Member, trust for the sole benefit of such Shareholder or Shareholder’s Family Members or registered retirement savings plan of the Shareholder;

“Permitted Transferee” means, in each case to the extent such Person agrees in writing to be bound by the terms of this Agreement, any Permitted Holder to whom the rights of a Shareholder are assigned pursuant to Section 5.4;

“Person” means an individual, partnership, limited partnership, corporation, company, unlimited liability company, trust, unincorporated organization, association, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

“PeteCo” has the meaning set out in the preamble to this Agreement;

“Piggy-Back Notice” has the meaning set out in Section 3.2(a) hereto;

“Piggy-Back Registration” has the meaning set out in Section 3.2(b) hereto;

“Piggy-Back Shareholder” has the meaning set out in Section 3.2(a) hereto;

“Piggy-Back Shares” has the meaning set out in Section 3.2(b) hereto;

“Prospectus” means a “preliminary prospectus” and/or a “prospectus” as those terms are used in Applicable Securities Laws, including all amendments and supplements thereto, but excluding a base shelf prospectus or shelf prospectus supplement;

“Public Distribution” means an offer or sale or other disposition or distribution of Shares to the public by way of a Prospectus under Applicable Securities Laws, except for any “at-the-market” (or “ATM”) sales or issuance program and any sale, issuance or distribution of securities pursuant to an equity line of credit (or “ELOC”), and the term “Publicly Distribute” and “Publicly Distributed” have a similar meaning;

“Qualifying Shares” has the meaning set out in Section 3.1(a) hereto;

“Redecan” has the meaning set out in the preamble to this Agreement

“Redecan Director” means a Director that has been designated by the Shareholders for election as Nominee pursuant to Article 2;

“Redecan Nominees” has the meaning set out in Section 2.1 hereto;

“Redecan Shareholders” has the meaning set out in the preamble to this Agreement;

“Registration Expenses” means all out-of-pocket expenses incidental to the Parties’ performance of, or compliance with, this Agreement in connection with a Public Distribution, including all registration and filing fees, all fees and expenses incurred complying with Applicable Securities Laws, all printing expenses, all internal expenses, all “road show” and marketing expenses, all listing fees, all registrars’ and transfer agents’ fees, the fees and disbursements of counsel for the Company and any selling Shareholder, and of the Company’s independent public accountant, including the expenses of any special audits and/or “comfort” letters required by or incidental to such performance and compliance, but excluding Selling Expenses;

“Registration Rights Holder” has the meaning set out in Section 3.4 hereto;

“Selling Expenses” means all underwriting commissions, discounts or brokers’ commissions incurred in connection with a Public Distribution of Shares;

“Selling Shareholders” has the meaning set out in Schedule A hereto;

“Shareholder Information” has the meaning set out in Section 3.4 hereto;

“Shareholders” has the meaning set out in the preamble to this Agreement;

“Shares” means the shares in the capital of the Company;

“Standstill Period” has the meaning set out in the Purchase Agreement;

“Subsidiary” means, with respect to any Person, any corporation or other entity of which the majority of (a) the voting securities and/or (b) the outstanding equity interests (calculated on a fair market value basis) is owned, directly or indirectly, by such Person;

“Underwriters’ Cutback” has the meaning set out in Section 3.6 hereto;

“Underwriters’ Cutback Reference Date” has the meaning set out in Section 3.1(b)(iv) hereto;

“Valid Business Reason” has the meaning set out in Section 3.1(b)(v) hereto; and

“WillCo” has the meaning set out in the preamble to this Agreement.

1.2 Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)

“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedules attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)

the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)

the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(f)

reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation which supplements or supersedes such statute or any such regulation.

1.3 Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis.

ARTICLE 2

BOARD NOMINATION RIGHTS

2.1 Designation of Nominees; Size and Composition of the Initial Board

(a)

Pursuant to the terms and subject to the conditions set forth in this Article 2 and applicable Law, for so long as the Redecan Shareholders (considered together with their respective Affiliates and Permitted Transferees) collectively own, control or direct, directly or indirectly, in the aggregate,

(i)

15% or more of the then-outstanding Shares (on a non-diluted basis) (the “15% Ownership Threshold”), the Shareholders, acting together, shall be entitled to nominate two (2) individuals (such nominees from time to time, the “Redecan Nominees”) to form part of the Nominees to the Board of the Company; or

(ii)

10% or more of the then-outstanding Shares (on a non-diluted basis) (the “10% Ownership Threshold”, together with the 15% Ownership Threshold, the “Ownership Thresholds” and each, an “Ownership Threshold”), the Shareholders, acting together, shall be entitled to nominate one (1) Redecan Nominee to form part of the Nominees to the Board of the Company, provided however that if the Redecan Shareholders no longer meet the 10% Ownership Threshold (taking into account paragraph 2.1(b) hereof) but continue to collectively own or control (considered together with their respective Affiliates and Permitted Transferees) 50% or more of the number of Shares originally received by the Redecan Shareholders pursuant to the Purchase Agreement in connection with and upon closing of the Transaction, the Shareholders will continue to be entitled to nominate one (1) Redecan Nominee to form part of the Nominees to the Board of the Company until the earlier of (x) the 3rd anniversary of the date upon which the Redecan Shareholders no longer meet the 10% Ownership Threshold and (z) the termination of this Agreement;

(b)

If the percentage of outstanding Shares (on a non-diluted basis) collectively owned, controlled or directed, directly or indirectly, by the Redecan Shareholders (considered together with their respective Affiliates and Permitted Transferees) drops below an Ownership Threshold due to any dilutive event, they will be deemed not to be below the Ownership Threshold for a period of 30 days following such dilutive event, during which period the Shareholders (and their respective Affiliates and Permitted Transferees) will be entitled to acquire additional Shares to bring their holdings of the outstanding Shares to or above the Ownership Threshold (it being understood that, to the extent that the Shareholders (or their respective Affiliates and Permitted Transferees) are restricted from trading in securities of the Company under applicable laws or the Company’s blackout period policy, such 30-day period shall be extended by such number of days as the Shareholders were so restricted).

(c)	The size of the Board shall not exceed ten (10) Directors for so long as the Redecan Shareholders meet the 10% Ownership Threshold.

(d)	The initial Directors shall be Michael Munzar, Sébastien St-Louis, Adam Miron, Jason Ewart, Vincent Chiara, Emilio Imbriglio, Rose Marie Gage, Peter James Montour and William Montour.

2.2 Nomination Procedures

(a)

For so long as the Shareholders have a right to designate a Redecan Nominee under Section 2.1, the Company shall notify such Parties of any Director Election Meeting at least sixty (60) Business Days and not more than seventy-five (75) Business Days prior to the transmission of the management proxy circular to be prepared for a Director Election Meeting and in such notice the Company shall confirm the date of the planned meeting of the Board to approve the management proxy circular for such Director Election Meeting.

(b)

For so long as the Shareholders have a right to designate a Redecan Nominee under Section 2.1, such Parties may notify the Company of their Redecan Nominee(s) at any time following receipt of the notice provided by the Company in accordance with Section 2.2(a), but no less than five (5) Business Days prior to the meeting of the Board to approve the management proxy circular for such Director Election Meeting. If, prior to the Director Election Meeting, a Redecan Nominee designated under Section 2.1 is unable or unwilling to serve as a Director, then the Shareholders will be entitled to designate a replacement provided that such designation is provided in advance of the issuance of any management information circular relating to any Director Election Meeting or any written consent submitted to shareholders of the Company for the purpose of electing Directors and except where such Party would have otherwise ceased to be entitled to designate such Nominee pursuant to Section 2.1.

(c)

If the Shareholders fail to deliver notice to the Company of its designated Redecan Nominee at least five (5) Business Days prior to the meeting of the Board to approve the management proxy circular to be prepared for any Director Election Meeting, such Parties shall be deemed to have designated the same Redecan Nominee previously designated by them that serve as Redecan Directors at such time.

(d)

The Company shall (i) nominate for election and include in any management information circular relating to any Director Election Meeting (or submitted to shareholders by written consent, if applicable) each person designated as a Redecan Nominee under Section 2.1, (ii) recommend (and reflect such recommendation in any management information circular relating to any Director Election Meeting or in any written consent submitted to shareholders of the Company for the purpose of electing Directors) that the shareholders vote to elect such Nominee as a Director for a term of office expiring at the subsequent annual meeting of the shareholders, (iii) use Commercially Reasonable Efforts to solicit, obtain proxies in favour of and otherwise support the election of such Nominee at the applicable Director Election Meeting, each in a manner no less favourable than the manner in which the Company supports its own Nominees for election at the applicable Directors Election Meeting, and (iv) take all other reasonable steps which it considers in its sole discretion may be necessary or appropriate to recognize, enforce and comply with the rights of the Shareholders under this Article 2.

(e)

Subject to compliance by the Company with its obligations in Section 2.2(d), during the Standstill Period, the Shareholders shall, with respect to any of the Shares they then own, neither withhold their vote nor, to the extent then permitted or feasible under applicable Law, vote any of the Shares they then own against, the election of the Nominees listed in each of the Company’s proxy circulars.

(f)	The selection of Nominees, other than the Redecan Nominees designated or deemed designated pursuant to this Article 2, shall rest with the Board, or any committee determined by the Board.

2.3 Qualifications

The Redecan Nominees must be, at the time of their nomination, and the Redcan Directors shall at all times while serving on the Board, meet the qualification requirements to serve as a Director under the OBCA, Applicable Securities Laws, the rules of any stock exchange on which the Shares are listed and maintain the required security clearances under the Cannabis Act (Canada) and the Cannabis Regulations, SOR/2018-144.

2.4 Replacement Appointment

If any Redecan Nominee resigns, is removed, ceases to hold office or is unable to serve as a Director for any reason (including as a result of failing to obtain the requisite number of votes in favour of the election of such Redecan Nominee at any Director Election Meeting or fails or ceases to comply with the qualification requirements set out in Section 2.3), then the Shareholders shall, subject to Section 2.2, be entitled to designate a replacement Director to be appointed by the Board, and the Company shall promptly take all steps as may be necessary to appoint such individual to the Board as soon as reasonably practicable.

2.5 Written Consent or Resolutions

The provisions of this Article 2 applicable to Director Election Meetings shall apply mutatis mutandis to any written consent or resolutions of shareholders relating to the election of Directors.

2.6 Compensation and Indemnification

The Redecan Directors shall be entitled to receive the identical compensation and benefits being paid to the other non-employee Directors of the Company provided that each such Redecan Director is not also one of the Company’s employees and to be indemnified by the Company on the same terms and be covered by the same insurance provisions and afforded the same coverage as other members of the Board.

ARTICLE 3

REGISTRATION RIGHTS

3.1 Demand Registration Rights

(a)

Subject to the limitations set out in Section 3.1(b), upon the written request (the “Demand Notice”) of the Shareholders (collectively, the “Demanding Shareholders”), made at any time and from time to time as long as the Shareholders (and their respective Affiliates and Permitted Transferees) collectively own, control or direct, directly or indirectly, in the aggregate, 5% or more of the then-outstanding Shares (on a non-diluted basis) (the “5% Ownership Threshold”), the Company will, subject to Applicable Securities Laws and applicable stock exchange requirements, use Commercially Reasonable Efforts to file a Prospectus and take such other steps as may be reasonably necessary to facilitate an offering in Canada of all or any portion of the Shares held by the Demanding Shareholders and/or any of their respective Affiliates and Permitted Transferees (the “Qualifying Shares”), plus any other Shares to be included in such Public Distribution pursuant to Section 3.1(h) (a “Demand Registration”). The Company and the Demanding Shareholders shall cooperate in a timely manner in connection with any such Public Distribution and the procedures in Schedule A of this Agreement shall apply.

(b)

Notwithstanding Section 3.1(a), the Company is obligated to effect not more than two (2) Demand Registrations throughout the term of this Agreement, provided that the Company shall not be obligated to effect a Demand Registration in any of the circumstances set out below:

(i)

during the period starting 14 calendar days prior to and ending upon the expiry of any black-out periods applicable to the Company, except as may be otherwise agreed by the Company and the underwriters managing such offering;

(ii)	that is a Demand Registration in respect of Qualifying Shares that would reasonably be expected to result in gross proceeds of less than $50 million;

(iii)	in a jurisdiction outside any of the provinces and territories of Canada;

(iv)

within ninety (90) days of either (A) the date on which a final receipt or an equivalent document is issued in respect of a Prospectus by or on behalf of each applicable Canadian Securities Regulatory Authority or (B) the date on which a Prospectus consisting of a prospectus supplement to a shelf prospectus is filed by the Company for a Public Distribution of Shares (each, an “Underwriters’ Cutback Reference Date”), provided that the Shareholders were provided with the opportunity to participate in a Piggy-Back Registration in accordance with this Agreement in connection with such Public Distribution without an Underwriters’ Cutback in excess of 10% of the number of Shares of the Shareholders specified in the Piggy-Back Registration; or

(v)

in the event that the Board reasonably determines in its good faith judgement that there is a Valid Business Reason (as defined below) and that it is, therefore, in the best interests of the Company to defer the filing of a Prospectus at such time, in which case the Company’s obligations under this Section 3.1 will be deferred for a period of not more than 90 calendar days from the date of receipt of the Demand Notice; provided that such right of deferral may not be exercised more than once in any one (1) year period. For the purposes of this Section 3.1(b)(v), “Valid Business Reason” means a determination by a majority of the Board (excluding on such vote any Redecan Directors then affiliated with or related to the Demanding Shareholders) that the effect of the filing of a Prospectus:

(A)

would reasonably be expected to adversely affect a pending or proposed acquisition, merger, amalgamation, recapitalization, consolidation, reorganization, financing or similar transaction involving the Company or its subsidiaries that is material to the Company or any negotiations, discussions or pending proposals with respect thereto; or

(B)

would require the disclosure of material non-public information that the Company has a bona fide business purpose for preserving or not disclosing publicly in the good faith judgement of such Directors.

(c)

For the purposes of this Section 3.1, a Demand Registration shall not be considered as having been effected until (a) a receipt has been issued by, or deemed to be issued by, the applicable Canadian Securities Regulatory Authorities for a final prospectus pursuant to which the Qualifying Shares are to be Publicly Distributed, or (b) a prospectus supplement in connection with a base shelf prospectus is filed pursuant to which the Qualifying Shares are to be Publicly Distributed. However, if a Demanding Shareholder withdraws or does not pursue a request for a Demand Registration after (A) filing a preliminary prospectus pursuant to which the Qualifying Shares are to be Publicly Distributed or (B) the entering into of an enforceable Bought Deal letter or an underwriting or agency agreement in connection with the Demand Registration (provided that at such time the Company is in compliance in all material respects with its obligations under this Agreement), then such Demand Registration shall be deemed to have been effected.

(d)	Any Demand Notice pursuant to Section 3.1(a) hereof shall:

(i)	specify the number of Qualifying Shares that the Demanding Shareholders (together with its Affiliates) intend to Publicly Distribute;

(ii)	express the intention of the Demanding Shareholders (together with its Affiliates) to offer or cause the offering of such Qualifying Shares;

(iii)	describe the nature or methods of the proposed offer and sale thereof and the jurisdictions in which such offer shall be made;

(iv)	contain the undertaking of the Demanding Shareholders to provide all such information as may be required in order to permit the Company to comply with all Applicable Securities Laws;

(v)	be carried out in accordance with the procedures set forth in Schedule A to this Agreement; and

(vi)	specify whether such offer and sale shall be made by an underwritten public offering.

(e)

In the case of an underwritten public offering initiated pursuant to this Section 3.1, the Demanding Shareholders exercising their right to a Demand Registration will, subject to the Company’s prior approval, which approval shall not be unreasonably withheld, have the right to select the lead underwriter or underwriters of such Demand Registration.

(f)

In the case of an underwritten Demand Registration, the Demanding Shareholders exercising their right to a Demand Registration and their representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the completion of, the underwritten Demand Registration is conditional upon each of the

Demanding Shareholders and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.

(g)

The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Agreement. The Company shall be responsible for all Registration Expenses in respect of a Demand Registration. The Demanding Shareholders will be responsible for Selling Expenses, unless both the Company and the Demanding Shareholders are selling Shares in an offering or Public Distribution, in which case the Selling Expenses will be shared by the Company and the applicable Demanding Shareholders on a proportionate basis, according to the number of Shares being Publicly Distributed by each.

(h)	Subject to the following, the Company may Publicly Distribute Shares in addition to the Qualifying Shares in connection with a Demand Registration.

(i)

Notwithstanding any other provision of this Section 3.1, before exercising their rights to require a Demand Registration under this Agreement, the Shareholders will first consult with the Company and discuss whether there are any other methods or procedures reasonably available to the Shareholders at that time that would enable the Shareholders to sell the Qualifying Shares that they wish to dispose of at that time in compliance with Applicable Securities Laws for net proceeds comparable to those that the Shareholders would expect to receive pursuant to a qualified public offering of such Qualifying Shares pursuant to a Demand Registration (an “Alternative Sale”). If the Shareholders are satisfied that, in their sole discretion, an Alternative Sale would be at least as advantageous to the Shareholders in all respects (including pricing, net proceeds, terms and timing) as a transaction pursuant to a Demand Registration, the Shareholders may determine, in their sole discretion, to not pursue a Demand Registration at that time. For the avoidance of doubt, the pursuit or completion by the Shareholders of such an Alternative Sale would not constitute an exercise by the Shareholders of its right to require a Demand Registration.

3.2 Piggy-Back Registration Rights

(a)

If, at any time and from time to time following the date hereof, the Company proposes to qualify the issuance of any Shares under Applicable Securities Laws or to make a Public Distribution, the Company will promptly give the Shareholders written notice (the “Piggy-Back Notice”) of the proposed qualification or Public Distribution, provided that notwithstanding any other provision herein at such time, the Shareholders (together with their respective Affiliates and Permitted Transferees) seeking to exercise their rights under this Section 3.2 (each, a “Piggy-Back Shareholder”) collectively meet the 5% Ownership Threshold.

(b)

Upon the written request of a Piggy-Back Shareholder delivered within two (2) Business Days (or 24 hours in the case of a Bought Deal offering as noted in Section 3.2(e)) after receipt of the Piggy-Back Notice by the Company, the Company will, subject to Applicable Securities Laws and subject to Section 3.6, use Commercially Reasonable Efforts to, in conjunction with the proposed qualification or Public Distribution, cause to be included in such offering all of the Shares that the Piggy-Back Shareholder has requested (the “Piggy-Back Shares”) to be included in such offering (a “Piggy-Back Registration”) in accordance with the procedures set forth in Schedule A of this Agreement, provided however that the Piggy-Back Shareholders shall not be entitled to request any amendments to the terms of the underwriting agreed to by the Company.

(c)

The Company’s expenses in respect of a Piggy-Back Registration will be borne by the Company, provided that any underwriting commission on the sale of Piggy-Back Shares and the costs of the Piggy-Back Shareholder(s)’ legal counsel and accounting and financial advisors will be borne by the Piggy-Back Shareholder(s).

(d)

If the proposed Public Distribution is not completed within 180 calendar days of such request, the related notice of a Piggy-Back Registration delivered by the Piggy-Back Shareholders hereunder shall be deemed to be withdrawn and the notice contemplated by Section 3.2(a) shall be deemed to have not been given (in each case, unless otherwise agreed between the Company and the Piggy-Back Shareholders).

(e)

If the Company receives a Bought Deal letter relating to a Public Distribution, the Company shall give the Shareholders such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals are customarily carried out in common market practice of its rights to participate thereunder and the Shareholders shall have 24 hours from the time the Company notifies them (in accordance with Section 3.2(a)) of such Bought Deal to provide the Piggy-Back Registration notice referred to in Section 3.2(b).

(f)

If both the Company and the Piggy-Back Shareholders are selling Shares in an offering or Public Distribution, the Selling Expenses will be shared by the Company and the applicable Piggy-Back Shareholders on a proportionate basis, according to the number of Shares being Publicly Distributed by each. The Piggy-Back Shareholder will not be responsible for any Registration Expenses in connection with the Piggy-Back Registration.

(g)

The Company shall not be obligated to effect any Piggy-Back Registration in connection with any Public Distribution in respect of an acquisition or merger transaction after the date hereof involving the Company or any of its subsidiaries and any other businesses.

(h)

The Company is under no obligation to complete any offering of its Shares it proposes to make in connection with a Piggy-Back Registration and will incur no liability to the Shareholders for its failure to do so.

3.3 Public Distribution in the United States

To the extent necessary or desirable to effect any Public Distribution due to the Company’s status under any applicable United States securities laws, and only for as long as the Company remains a registrant with its common shares registered under United States federal securities laws, the Company will provide the Shareholders with registration rights enabling Public Distribution of Shares to the public in the United States that are substantially equivalent to the registration rights provided under this Agreement, including, without limitation, demand registration rights and piggy-back registration rights upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 3.1 and 3.2, respectively, and provisions relating to indemnification upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 3.7(c)—3.13.

3.4 Rights and Obligations of the Shareholders

The Shareholders (each, a “Registration Rights Holder”) will furnish to the Company such information and execute such documents regarding the Shares and the intended method of disposition thereof as the Company may reasonably require in order to effect the requested qualification for sale or other disposition. If an underwritten public offering is contemplated, a Registration Rights Holder shall execute an underwriting agreement containing customary representations, warranties and indemnities (and contribution covenants) relating only to written information furnished by or on behalf of such Registration Rights Holder expressly for use in connection with such Prospectus (the “Shareholder Information”) for the benefit of the Company and the underwriters; provided that the obligation to indemnify shall be limited to the gross proceeds received by a Registration Rights Holder from the sale of Shares pursuant to such Public Distribution and will apply only to any misrepresentations or omissions of material facts in relation to the Shareholder Information provided by such Registration Rights Holder. A Registration Rights Holder shall notify the Company immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made. The Shareholders shall, in connection with any underwriting agreement entered into pursuant to Section 3.1 or Section 3.2, make such representations and warranties and provide such indemnity as is customarily required of a selling shareholder in a secondary offering.

3.5 Holdback Agreements

In connection with the Demand Registration by the Shareholders, each Shareholder agrees, if so requested by the lead underwriter(s) or agent(s) in a written notice pursuant to this Section 3.5, not to effect (except as part of such Public Distribution in accordance with the provisions of this Agreement or pursuant to an exempt transaction so long as any purchaser in such exempt transaction agrees in writing to be bound by any such holdback) any sale, distribution, short sale, loan, grant of options for the purchase of, or other disposition of, any Shares for such period as such lead underwriter(s) or agent(s) reasonably request(s), such period in no event to end more than ninety (90) days after the effective date of such offering. In addition, each Shareholder agrees to execute and deliver to any lead underwriter(s) or agent(s) in connection with such Demand Registration any lock-up letter reasonably requested by such lead underwriter or investment banker or agent of the Shareholders and in form and substance reasonably satisfactory to the Shareholders.

3.6 Underwriters’ Cutback

(a)	If the underwriter for the Public Distribution in connection with :

(i)

a Demand Registration advises the Shareholders in writing that marketing factors require a limitation of the number of Shares to be underwritten, then the Shareholders will so advise the Company, and the Company shall be required to include in the Public Distribution only the number of Shares that the underwriter believes marketing factors allow;

(ii)

a Piggy-Back Registration advises the Company in writing that marketing factors require a limitation of the number of Shares to be underwritten, then the Company will so advise the Shareholders, and the Company shall be required to include in the offering only the number of Shares that the underwriter believes marketing factors allow to sell without adversely impacting the Company’s offering;

(the right of the underwriters to exclude Shares in an underwritten offering pursuant to this Section 3.6 shall be referred to as the “Underwriters’ Cutback”).

(b)	If the number of Shares to be included in a Demand Registration is subject to an Underwriters’ Cutback, the Shares that would otherwise be included will be reduced in the following order:

(i)	first, all Shares held by shareholders other than the Demanding Shareholders and all Shares to be issued by the Company will be excluded from the offering to the extent necessary; and

(ii)	second, if further limitation is required, the Shares held by the Demanding Shareholders will be excluded to the extent necessary.

(c)

If the number of Shares to be included in a Piggy-Back Registration is subject to an Underwriters’ Cutback, the Shares that would otherwise be included will be reduced proportionately as between the Shares to be issued by the Company and the Shares to be sold by the Piggy-Back Shareholders pursuant to such offering.

(d)

If the number of Shares to be included in a Demand Registration is subject to an Underwriters’ Cutback resulting in Shares held by the Demanding Shareholders being excluded pursuant to Section 3.6(b)(ii), and the Demanding Shareholders do not as a result withdraw their request for inclusion of their Shares in such Demand Registration, such Public Distribution shall be deemed to constitute an exercise by the Shareholder of its right to require a Demand Registration in accordance with this Agreement.

3.7 Withdrawal of Registration Rights Holder

(a)

A Registration Rights Holder will have the right to withdraw its request for inclusion of its Shares in any Demand Registration or Piggy-Back Registration pursuant to Section 3.1 or Section 3.2 by giving written notice to the Company of its request to withdraw, provided, however, that:

(i)	such request must be made in writing prior to the signing of any binding agreement in respect of the offering (including, for clarity, an underwriting agreement or Bought Deal letter); and

(ii)

such withdrawal will be irrevocable and, after making such withdrawal, such Registration Rights Holder will no longer have any right to include its Shares in the Public Distribution pertaining to which such withdrawal was made.

(b)

Provided that a Registration Rights Holder withdraws all of its Shares from a Demand Registration or a Piggy-Back Registration in accordance with Section 3.7(a) prior to the filing of a preliminary Prospectus, such Registration Rights Holder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable.

(c)

Notwithstanding Section 3.7(a)(i), if a Registration Rights Holder withdraws its request for inclusion of its Shares from a Demand Registration or Piggy-Back Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Company from that known to Shareholders at the time of their request, that makes the proposed offering unreasonable in the good faith judgment of the Shareholders, such Registration Rights Holder shall not be deemed to have participated in or requested such Demand Registration or Piggy-Back Registration.

(d)	Notwithstanding the foregoing, if the Company postpones the filing of a Prospectus pursuant to Section 3.1(b)(v) and if a Registration Rights Holder, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request will be deemed not to have been made for purposes of determining whether a Registration Rights Holder exercised its right to a Demand Registration.

3.8 Indemnification by the Company

(a)

In connection with any Demand Registration or Piggy-Back Registration, the Company will indemnify and hold harmless, to the fullest extent permitted by law, the Registration Rights Holder, its Affiliates, and each of its respective directors, officers and employees (together with each Registration Rights Holder, the “Holder Indemnitees”) from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment thereto, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as incurred, arising out of or based upon any failure by the Company to comply with Applicable Securities Laws; provided that the Company will not be liable under this Section 3.8 for any settlement of any action effected without its written consent, which consent will not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.8, in respect of a Registration Rights Holder, will not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission made in reliance upon information furnished to the Company by such Registration Rights Holder or the underwriters of the offering for use in the Prospectus. Any amounts advanced by the Company to an Indemnified Party (as defined in Section 3.10) pursuant to this Section 3.8 as a result of such losses will be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company.

(b)

Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or any Piggy-Back Registration, in no event will a Registration Rights Holder be liable for indemnification or contribution hereunder for an amount greater than the lesser of: (i) the net sales proceeds actually received by such Registration Rights Holder; and (ii) such Registration Rights Holder’s proportionate share of any such liability based on the net sales proceeds actually received by such Registration Rights Holder and the aggregate net sales proceeds of the Public Distribution.

3.9 Indemnification by Registration Rights Holder

In connection with any Demand Registration or Piggy-Back Registration, a Registration Rights Holder will indemnify and hold harmless to the fullest extent permitted by law the Company and each of the Company’s Directors, officers and employees from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or any amendment thereto, including all documents incorporated therein by reference, or the omission or the alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as incurred, arising out of or based upon any failure by such Registration Rights Holder to comply with Applicable Securities Laws, but in any case only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus included solely in reliance upon information furnished to the Company by such Registration Rights Holder for use in the Prospectus; provided that such Registration Rights Holder will not be liable under this Section 3.8 for any settlement of any action effected without its written consent, which consent will not be unreasonably withheld or delayed. Any amounts advanced by a Registration Rights Holder to an Indemnified Party pursuant to this Section 3.8 as a result of such losses will be returned to such Registration Rights Holder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by such Registration Rights Holder.

3.10 Defence of the Action by the Indemnifying Parties

Each party entitled to indemnification under this Article 3 (the “Indemnified Party”) will give written notice to the party or parties required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article 3 except to the extent of the damage or prejudice, if any, suffered by such delay in notification. The Indemnifying Party will assume the defence of such action, including the employment of counsel to be chosen by the Indemnifying Party to be reasonably satisfactory to the Indemnified Party, and payment of expenses. The Indemnified Party will have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel will be at the expense of the Indemnified Party, unless (a) the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, (b) the Indemnifying Party fails to assume the defence of such claim within a reasonable time after receipt of notice of such claim (including not having employed counsel to take charge of the defence of such claim), or (c) the Indemnified Party reasonably concludes, based on the opinion of counsel, a conflict of interest may exist between the Indemnified Party and the Indemnifying Party with respect to such claims, including because there may be defences available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party (in each of cases (b) and (c), the Indemnifying Party will not have the right to direct the defence of such action on behalf of the Indemnified Party if the Indemnified Party notifies the Indemnifying Party that the Indemnified Party has elected to employ separate counsel), in any of which events the reasonable fees and expenses will be borne by the Indemnifying Party. No Indemnifying Party, in the defence of any such claim or litigation, will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

3.11 Contribution

If the indemnification provided for in this Article 3 is unavailable to a party that would have been an Indemnified Party under this Article 3 in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder will, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission that resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault will be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party under this Section 3.10 as a result of the losses, liabilities, claims, damages and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and each Registration Rights Holder agrees that it would not be just and equitable if contribution pursuant to this Section 3.10 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.10.

3.12 Survival

The indemnification provided for under this Article 3 will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigations made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party, and will survive any transfer of securities pursuant thereto.

3.13 Conflict

Notwithstanding the foregoing, to the extent that the provisions regarding indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions of the underwriting agreement shall prevail.

3.14 Acting as Trustee

(a)

The Company hereby acknowledges and agrees that, with respect to this Article 3, a Registration Rights Holder is contracting on its own behalf and as agent for the other Holder Indemnitees referred to in Section 3.8. In this regard, a Registration Rights Holder will act as trustee for such Holder Indemnitees of the covenants of the Company under this Article 3 with respect to such Holder Indemnitees and accepts these trusts and will hold and enforce those covenants on behalf of such Holder Indemnitees.

(b)

Each Registration Rights Holder hereby acknowledges and agrees that, with respect to this Article 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in Section 3.9. In this regard, the Company will act as trustee for such Indemnified Parties of the covenants of each Registration Rights Holder under this Article 3 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

ARTICLE 4

AMENDMENTS

4.1 Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

4.2 Changes in Capital of the Company

At all times after the occurrence of any event which results in a change to the Shares, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Shares are so changed, and the Parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 5

GENERAL

5.1 Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares or other securities of the Company or any Subsidiary thereof or any successor entity that may be received by the Shareholders or any of its Affiliates on a merger, amalgamation, arrangement or other reorganization of or including the Company or any Subsidiary thereof and, prior to any such action being taken, the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 5.1.

5.2 Termination

This Agreement will automatically terminate upon the earliest to occur of the following events:

(a)

the first date on which the Redecan Shareholders (which, for greater certainty, includes their Affiliates and any Permitted Transferees) do not collectively own, control or direct, directly or indirectly, in the aggregate, at least 5% of the then-outstanding Shares of the Company (on a non-diluted basis);

(b)

the Agreement is terminated by the Shareholders, acting in their sole discretion, provided that such Shareholders are not permitted to terminate this Agreement until the date that is at least eighteen (18) months from the effective date of this Agreement;

(c)	the dissolution or liquidation of the Company; and

(d)

if, at anytime after the eighteen (18) month anniversary of the date of this Agreement, a Shareholder proceeds with or initiates any matter that would otherwise, but for the expiry of the Standstill Period, have been prohibited during such period pursuant to Section 6.17 of the Purchase Agreement, but such termination shall apply and operate in such case only in respect of such Shareholder.

5.3 Assignment

(a)	This Agreement is not assignable by the Shareholders without the Company’s prior written consent other than to one or more Permitted Transferees and in compliance with Section 5.4.

(b)	This Agreement is not assignable by the Company, except with the prior written consent of the Shareholders.

5.4 Permitted Transferees

The rights of the Shareholders hereunder may be assigned (but only with all related obligations as set forth below) in connection with a transfer of Shares to a Permitted Transferee of the Shareholders. Without prejudice to any other or similar conditions imposed hereunder with respect to any such transfer, no assignment permitted under the terms of this Section 5.4 will be effective unless the Permitted Transferee to which the assignment is being made, has delivered to the Company a written acknowledgment and agreement in form and substance reasonably satisfactory to the Company that the Permitted Transferee will be bound by, and will be a party to, this Agreement and will abide by any hold period or standstill obligations, if any, applicable at such time to the transferring Shareholder pursuant to the terms of the Transaction. A Permitted Transferee to whom rights are transferred pursuant to this Section 5.4 may not again transfer those rights to any other Permitted Transferee, other than as provided in this Section 5.4.

5.5 Co-operation

In respect of all Distributions that occur during the term of this Agreement, the Company, the Shareholders, and each of their respective representatives shall comply with all Applicable Securities Laws and stock exchange requirements, including the execution and filing of all necessary documents and prospectus certificates and the taking of all such other steps as may be necessary under Applicable Securities Laws and stock exchange requirements to qualify the Public Distribution.

5.6 Specific Performance

The Parties agree that irreparable harm would occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties may seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law, equity or under this Agreement.

5.7 Indemnity

The Company will indemnify and hold harmless, to the fullest extent permitted by law, the Holder Indemnitees from and against any loss (excluding loss of profits), liability, claim, damage and expense (including fees and expenses of legal counsel) whatsoever, incurred or sustained by, or imposed upon, the Holder Indemnitees, based upon, arising out of, with respect to or by reason of any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company pursuant to this Agreement, including in circumstances where a Holder Indemnitee seeks to enforce its rights under Section 5.6.

5.8 Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

5.9 Time

Time is of the essence of this Agreement.

5.10 Enurement

This Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

5.11 Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

5.12 Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by e-mail, or (iii) sent by overnight courier, in each case, addressed as follows:

(a)	if to the Company:

HEXO Corp.

3000 Solandt Road

Kanata, ON K2K 2X2

Attention: General Counsel

E-mail: roch.vaillancourt@hexo.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montreal, QC H3B 1R1

Attention:         Amar Leclair-Ghosh /

                          Elliot Shapiro

Email:              amar.leclair-ghosh@nortonrosefulbright.com /

                          elliot.shapiro@nortonrosefulbright.com

(b)	if to the Shareholders:

2831364 Ontario Inc. and 2831367 Ontario Inc.

c/o Inch Hammond Professional Corporation

Suite 500, 1 King Street West

Hamilton, ON L8P 4X8

Attention: John Hammond

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON, M5X 1A4

Attention:         Curtis Cusinato

Telephone:       (416) 777-5774

Email:               cusinatoc@bennettjones.com

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date received if delivered by e-mail on a Business Day, or if not delivered on a Business Day, on the first Business Day thereafter and (iii) two (2) Business Days after being sent by overnight courier. Each of the Parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other Parties hereto.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which such Notice was or was intended to be given.

5.13 Entire Agreement

This Agreement and the Purchase Agreement constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement and the Purchase Agreement.

5.14 Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

5.15 Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

5.16 Governing Law

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of the courts of Ontario located in the City of Toronto in any action or proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum.

5.17 Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

5.18 Counsel Acting for More Than One Party

The Company, PeteCo and WillCo have been advised and acknowledge to each other and to Bennett Jones LLP (“Bennett Jones”) that (a) Bennett Jones is acting in connection with this Agreement (and with respect to all other agreements among the parties hereto being entered into as part of the Transaction) as counsel to and jointly representing Redecan, the Shareholders and the Other Redecan Selling Shareholders, (b) in this role, information disclosed to Bennett Jones between Redecan, the Other Redecan Selling Shareholders and the Shareholders hereto will not be kept confidential and will be disclosed to the others, and each of the Company, PeteCo and WillCo consent to Bennett Jones so acting and (c) should a conflict arise among any of Redecan, the Company, PeteCo, WillCo or any of the Other Redecan Selling Shareholders, Bennett Jones may not be able to continue to act for any of such Parties hereto.

5.19 Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by facsimile or transmitted electronically in legible form, including in a tagged image format file (TIFF) or portable document format (PDF), shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

HEXO CORP.

Per:	(Signed) Sébastien St-Louis
Name: Sébastien St-Louis Title: Chief Executive Officer

Per:	(Signed) Trent MacDonald
Name: Trent MacDonald Title: Chief Financial Officer

2831364 ONTARIO INC.

Per:	(Signed) Peter James Montour
Name: Peter James Montour Title: Authorized Signatory

2831367 ONTARIO INC.

Per:	(Signed) William Montour
Name: William Montour Title: President

SCHEDULE A

REGISTRATION RIGHTS PROCEDURES

1. Registration Procedures

In connection with the Company’s Demand Registration and Piggy-Back Registration obligations pursuant to the provisions of this Agreement to effect the qualification of (i) Qualifying Shares in connection with a Demand Registration, and/or (ii) Piggy-Back Shares in connection with a Piggy-Back Registration (any such Shares subject to a Public Distribution are hereinafter collectively referred to as the “Offered Shares”, and any such Shareholders whose Offered Shares are subject to such Public Distribution are hereinafter collectively referred to as the “Selling Shareholders”):

(a)

as expeditiously as practicable (and in any event not more than sixty (60) calendar days after receipt of a Demand Notice) prepare and file with the appropriate Canadian Securities Regulatory Authorities a Prospectus and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the sale or other disposition and, in so doing, use its Commercially Reasonable Efforts to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by any Canadian Securities Regulatory Authority, all as may be necessary to permit the offer and sale or Public Distribution in compliance with all Applicable Securities Laws;

(b)

if an underwritten public offering is contemplated, execute and perform the obligations under an underwriting agreement in a form satisfactory to the Selling Shareholders, acting reasonably, containing customary representations, warranties and indemnities for the benefit of such Selling Shareholders and the underwriter(s) (such indemnities to include, without limitation, an indemnity of the Selling Shareholders and the underwriter(s) for any claims or damages that may arise due to the Prospectus containing a misrepresentation (as defined in the Applicable Securities Laws));

(c)

in the case of a Demand Registration, subject to Applicable Securities Laws, keep the Prospectus effective until the Selling Shareholders have completed the sale or disposition described in the Prospectus, but for no longer than sixty (60) calendar days, provided that the Selling Shareholders use Commercially Reasonable Efforts to complete the sale or disposition as soon as reasonably practicable;

(d)	use its Commercially Reasonable Efforts to furnish to the underwriter(s) involved in the Public Distribution all documents as they may reasonably request;

(e)

notify the Selling Shareholders promptly, when a Prospectus is required to be delivered under the Applicable Securities Laws in respect of the Offered Shares, of the happening of any event as a result of which the aforesaid Prospectus includes an untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or, if it is necessary to amend or supplement such Prospectus to comply with Applicable Securities Laws, use its Commercially Reasonable Efforts to promptly prepare and file with the Canadian Securities Regulatory Authorities or similar governmental authorities a supplement to or amendment of such document as may be reasonably necessary to correct such untrue statement or eliminate such omission so that such document, as amended or supplemented, will comply with law, and furnish to the Selling

Shareholders as many copies of such supplement or amendment as the Selling Shareholders may reasonably request;

(f)

use its Commercially Reasonable Efforts to list such Shares on each securities exchange or quotation system on which Shares are then listed or quoted, if such Shares are not already so listed or quoted;

(g)

use its Commercially Reasonable Efforts (i) to prevent the issuance of any cease trade order suspending the use of any Prospectus, and if any such order is issued, (ii) to promptly obtain the withdrawal of any such order;

(h)

subject to entering into confidentiality agreements satisfactory to the Company, acting reasonably, in connection with the preparation and filing of a Prospectus, the Company will give the Selling Shareholders and its counsel, accountants and other agents and the underwriter and/or its advisors participating in any Public Distribution pursuant to such Prospectus the opportunity to participate in the preparation of the Prospectus, and each amendment thereof or supplement thereto, and will give each of them such access to its financial records, pertinent corporate documents, material contracts and properties of the Company and its Subsidiaries as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Directors, officers and employees of the Company and its Subsidiaries to supply all information reasonably requested by the Selling Shareholders and such underwriters or their respective counsel, in order to conduct a reasonable investigation; and

(i)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Selling Shareholders under this Agreement.